Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934

Tappan Zee Financial, Inc.
________________________________________________________________
                                (Name of Issuer)
Common Stock, $.01 par value
________________________________________________________________
                         (Title of Class of Securities)

876067109
_______________________________________________________________
Simeon Brinberg                (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

_________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.











                                                            Page 1 of 4 Pages


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                                                            Page 2 of 4 Pages


Cusip No. 876067109

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-2755856
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
_________________________________________________________________
                    7.   SOLE VOTING POWER -      119,950
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 119,950
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -    119,950

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.01
_________________________________________________________________
14.  TYPE OF
REPORTING PERSON*
     OO
_________________________________________________________________


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                                                           Page 3 of 4 Pages



This Amendment amends a statement dated June 2, 1997 ("Original
Statement") filed by BRT Realty Trust ("BRT") relating to the Common Stock, $.01 par value (the "Common Stock") of Tappan Zee
Financial, Inc., a Delaware Corporation (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, BRT has acquired a total of 119,950 shares of Common Stock of the Company at a net aggregate cost of $1,683,093.69.

BRT has acquired 13,000 shares of Common Stock of the Company since the Original Statement at a cost of $223,250. The $223,250 was derived from BRT's working capital.

It should be noted that on October 17, 1996 BRT entered into a $25 million revolving credit agreement ("Credit Agreement") with CS First Boston Mortgage Capital Corp. ("First Boston"). The Credit Agreement will mature on October 17, 1998 with the right for the Trust to extend the Credit Agreement for two additional six month periods. Interest is charged on the outstanding principal balance at the lower of LIBOR plus 3% or the prime lending rate plus 1%, adjusted monthly. As collateral for advances made by First Boston under the Credit Agreement, the Trust has pledged certain mortgages receivable and real estate owned, and the stock of all but two of its subsidiaries. At the date hereof $1,800,000 is outstanding under the Credit Agreement. Funds may be taken down under the Credit Agreement to purchase shares of the Company's Common Stock.


Item 5.   Interest in Securities of the Issuer

(a) BRT owns, as of this date, 119,950 shares of Common Stock of the Company, constituting approximately 8.01% of the 1,497,062 shares of Common Stock outstanding.

(b) BRT has sole voting and dispositive power with respect to the 119,950 shares of Common Stock it beneficially owns.

(c) BRT purchased in open market transactions 13,000 shares of the Company's Common Stock as follows:

          Date            No. Of Shares       Price Per Share

          7/11/97             8000                17.125
          7/16/97             5000                17.250






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                                                            Page 4 of 4 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1997


                             BRT REALTY TRUST



                           /s/ Simeon Brinberg
                           Simeon Brinberg
                           Senior Vice President